SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No.: 1-13079

ResortQuest Savings & Retirement Plan
(Full title of plan)

Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Signature

ResortQuest Savings
and Retirement Plan

Report of Independent Registered Public Accounting Firm

Benefits Trust Committee for the Gaylord Entertainment Company 401(K) Savings Plan
ResortQuest Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the ResortQuest Savings and Retirement Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements of the Plan as of December 31, 2002, were reported upon by other auditors whose report dated June 24, 2003, included an unqualified opinion. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Dallas, Texas
June 23, 2004

Report of Independent Registered Public Accounting Firm

To The Advisory Committee of the
ResortQuest Savings & Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the ResortQuest Savings & Retirement Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Memphis, Tennessee	/s/ Deloitte & Touche, LLP
June 24, 2003

ResortQuest Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2003	2002
	(in thousands)
Assets
Investments, at fair value:
Mutual funds	$24,793	$19,477
Common stock	850	636
Group annuity contract	—	41
Participant loans, at cost	995	1,080

Total investments	26,638	21,234

Cash	—	129

Receivables:
Employer contributions	15	73
Participant contributions	42	206
Receivable for securities sold	41	41

Total receivables	98	320

Total assets	26,736	21,683

Liabilities
Accrued administrative expenses	(38)	(51)

Net assets available for benefits	$26,698	$21,632

See accompanying notes to financial statements.

ResortQuest Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2003
(in thousands)
Additions
Investment income:
Interest income on participant loans	$77
Dividend income	492
Net appreciation in fair value of investments	3,604

Total investment income	4,173

Employer matching contributions	762
Participants’ contributions	2,959

Total additions	7,894

Deductions
Benefits paid to participants	2,171
Net realized loss from mutual funds	398
Administrative expenses	259

Total deductions	2,828

Net increase in net assets available for benefits	5,066

Net assets available for benefits, beginning of year	21,632

Net assets available for benefits, end of year	$26,698

See accompanying notes to financial statements.

ResortQuest Savings and Retirement Plan

Notes to Financial Statements

1.	Plan Description

The following description of the ResortQuest Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering substantially all full-time salaried and hourly employees of ResortQuest International, Inc. and its wholly-owned subsidiaries (the “Company”) beginning on January 1 or July 1 after the employee has completed 1,000 hours of service during their first year of employment and who are at least 21 years old. As further discussed in Note 7, effective November 20, 2003, the Company was acquired by Gaylord Entertainment Company in a stock for stock transaction. The Benefits Trust Committee for the Gaylord Entertainment Company 401(K) Savings Plan is responsible for the administration and operation of the Plan. Union Planters Bank, N.A. serves as the trustee of the Plan and is responsible for the custody and management of the Plan’s assets. BISYS Retirement Services served as the Plan’s recordkeeper from January through April of 2003. AMVESCAP Retirement, Inc. served as the Plan’s recordkeeper from May through December of 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute up to 100 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. For each plan year, the Company may contribute to the Plan on behalf of Plan participants an amount of matching contributions, up to 6 percent of employee compensation, as determined by the Company at its discretion. For the year ended December 31, 2002, and for the period January 1, 2003 through April 30, 2003, the Company contributed 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan. Effective May 1, 2003, the Company’s Board of Directors suspended the Company’s matching contributions to the Plan for an unspecified period of time for all participants, except for participants located in Hawaii. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ResortQuest Savings and Retirement Plan

Notes to Financial Statements

Investments – Participants direct the investment of their contributions, both employee deferrals and employer match, into various investment options offered by the Plan. The Plan currently offers mutual funds, a group annuity contract, and the employer’s common stock as investment options for participants.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 50 percent vested after two years of credited service and 100 percent vested after three years of credited service. In the event of death, disability, or normal retirement, participants become 100 percent vested in all account balances. Forfeited balances of terminated participants are used to reduce future Company contributions.

Participant Loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial payments, annual installments, or a joint and 50 percent survival annuity.

Forfeited Accounts – Forefeitures are used to reduce future Company contributions. Forefeited amounts at December 31, 2003 were not material to the financial statements.

ResortQuest Savings and Retirement Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a component of net appreciation (depreciation) in fair market value of investments for such investments.

Reclassifications – Certain reclassifications have been made to amounts reported in prior year to conform to the current year’s presentation.

ResortQuest Savings and Retirement Plan

Notes to Financial Statements

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets (in thousands):

December 31	2003	2002
INVESCO Stable Value Trust	$9,553	$—
INVESCO Core Mul. Attr. Equity Trust	3,092	—
INVESCO 500 Index Trust	2,569	—
INVESCO Core Fixed Income Trust	2,326	—
Oppenheimer Global — Class A	1,818	—
INVESCO Fundamental Core Bal. Trust	1,763	—
AIM Capital Development	1,606	—
Federated Capital Preservation Fund	—	8,802
MFS Research Fund A	—	1,632
Dreyfus S&P500 Index Fund	—	1,759
Berger Balanced Fund	—	1,430
Janus Worldwide Fund C	—	1,082

Total investments above 5%	22,727	14,705
Total investments below 5%	3,911	6,529

Total investments	26,638	21,234

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year ended December 31,	2003
Mutual funds	$2,689
Common stock	517

Total investments	$3,206

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and nonforfeitable.

ResortQuest Savings and Retirement Plan

Notes to Financial Statements

5.	Investment Contract with Insurance Company

The Plan has entered into a benefit-responsive investment contract with Travelers Insurance Company (“Travelers”). Travelers maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Travelers.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. The final payment on the investment contract was made on December 29, 2003 and is reflected as a receivable for securities sold in the accompanying financial statements at December 31, 2003. The average yield for the year ended December 31, 2003 was 1.14 percent.

6.	Income Tax Status

The Internal Revenue Service determined and informed the Trustee, in a letter dated July 23, 2003, that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

Effective November 20, 2003, Gaylord Entertainment Company acquired ResortQuest International, Inc. in a stock for stock transaction in which ResortQuest International, Inc. stockholders received 0.275 shares of Gaylord Entertainment Company common stock for each outstanding share of ResortQuest

ResortQuest Savings and Retirement Plan

Notes to Financial Statements

International, Inc. common stock. At December 31, 2003 the Plan held 106,480 units of Gaylord Entertainment Company common stock with a cost basis of $366,393. At December 31, 2002, the Plan held 163,909 units of ResortQuest International, Inc. common stock.

8.	Subsequent Event

Effective January 1, 2004, Gaylord Entertainment Company’s Board of Directors reinstated the Company matching contributions to the Plan for all employees. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan.

ResortQuest Savings and Retirement Plan

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 62-1750352
Plan Number: 001

December 31, 2003
		(c)
	(b)	Description of Investment, including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Value
*	Gaylord Entertainment Company Common Stock	Common Stock	$849,715
	INVESCO 500 Index Trust	Mutual Fund	2,569,232
	INVESCO Core Multiple Attribute Equity Trust	Mutual Fund	3,092,312
	INVESCO Core Fixed Income Trust	Mutual Fund	2,326,469
	INVESCO Stable Value Trust	Mutual Fund	9,553,030
	Janus Mid Cap Value Investor Shares	Mutual Fund	362,925
	INVESCO Fundamental Core Balanced Trust	Mutual Fund	1,763,329
	AIM Capital Development	Mutual Fund	1,605,790
	American Growth Fund of America	Mutual Fund	441,564
	AIM Small Cap Growth	Mutual Fund	128,761
	MFS Value Class A	Mutual Fund	393,626
	AIM Mid Cap Core Equity	Mutual Fund	178,318
	Oppenheimer Global — Class A	Mutual Fund	1,818,022
	Royce Low-Priced Stock	Mutual Fund	560,692
		Participant Loans with
		interest rates ranging from
*	Loans to Participants	6% to 11.5% and maturity dates ranging from January 16, 2004 to January 5, 2009	994,573

			$26,638,358

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the ResortQuest Savings & Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

RESORTQUEST SAVINGS &
RETIREMENT PLAN
By:     Benefits Trust Committee for the
           Gaylord Entertainment Company
           401(K) Savings Plan

Date: June 28, 2004	By:	/s/ J. Brian Byrd

	Name:	J. Brian Byrd

	Title:	Secretary of the Benefits Trust Committee for the

Gaylord Entertainment Company 401(K) Savings Plan